Exhibit 1

FOR IMMEDIATE RELEASE	6 AUGUST 2013

WPP PLC (“WPP”)

OgilvyOne acquires Verticurl to expand marketing automation offering globally

WPP announces that its wholly owned operating company, OgilvyOne, the customer engagement division of Ogilvy & Mather Group, has acquired a majority stake in Verticurl, a demand generation and marketing automation services firm.

Demand generation is the focus of targeted marketing programs to drive awareness and interest in a company’s products, services and/or solutions. Marketing automation refers to data driven software platforms designed for automating repetitive marketing tasks helping to streamline sales and marketing organizations by replacing high-touch, repetitive manual processes with automated solutions.

Headquartered in Singapore, Verticurl has a strong global footprint. Founded in 2006, Verticurl employs more than 160 people working across offices in Japan, China, Australia, Korea, India, Indonesia, the United Kingdom, Germany, the United States and Canada.

Verticurl’s unaudited revenues as at financial year ended 31 March 2013 were S$5.9million, with gross assets of S$2.8 million.

This investment is a further step towards WPP’s declared goal of developing its businesses in the fast growing economies of Asia Pacific, as well as Latin America, Africa and the Middle East, Central and Eastern Europe.

WPP’s businesses in the Asia Pacific region now generate revenues of US$5 billion (including associates) and employ approximately 47,000 people, contributing to Group revenues globally of US$16.5 billion and employees of over 165,000.

WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. The Group is targeting 35-40% of revenues to come from digital over the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204